May 29, 2009

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Murphy Oil Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated May 12, 2009. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 7

Murphy’s proved reserves are based on the professional judgment of its engineers and may be subject to revision, page 8

1.	You state that approximately 29% of your proved oil reserves and 64% of your proved natural gas reserves are undeveloped and that undeveloped reserves have inherently more risk than proved developed reserves. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to proved reserves that are undeveloped.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

May 29, 2009

Therefore, your risk factor disclosure saying there is more risk if these conditions prevail seems to be inconsistent with having satisfied the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that a portion of your proved reserves are not reasonably certain to be recovered.

Murphy has reported its reserves in compliance with the Securities and Exchange Commission Rule 4-10 (a) S-X under the guidance of reasonable certainty for both developed and undeveloped reserves. In future filings Murphy will revise its risk factors disclosures to clarify our compliance with the reasonable certainty rules for proved reserves and will not imply that a portion of proved reserves are not reasonably certain to be recovered.

Supplemental Oil and Gas Information, page F-32

2.	Tell us for both your oil and gas reserves the amount of revisions that were due to price changes and the amount that was due to performance changes.

In Schedule 1 on page F-34 Murphy disclosed positive revisions of previous net proved oil reserves of 10.0 million barrels during the fiscal year ending December 31, 2008. Positive revisions of 2.6 million barrels were the result of changes in price and positive revisions of 7.4 million barrels were due to performance changes. In Schedule 2 on page F-35 Murphy disclosed negative revisions of previous net proved natural gas reserves of 43.5 billion cubic feet (bcf) of gas during the fiscal year ending December 31, 2008. Negative revisions of 29.7 bcf were the result of changes in price and negative revisions of 23.3 bcf were due to a delay in construction of a third party gas export line, which led to flaring of gas reserves during the construction delay. These negative gas revisions were partially offset by a positive revision of 9.5 bcf due to performance.

3.	Tell us from the total proved reserves case in your 2007 reserve report, the amount of oil and gas you projected to be produced in 2008, and explain any major differences between the forecasted amounts and your actual 2008 production of oil and gas. Please also tell us what you have forecasted your oil and gas production rates to be in 2009 from your total proved reserves reported in your 2008 reserve report.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

May 29, 2009

In our 2007 reserve report we projected 2008 oil and gas production to be 38.0 million barrels and 36.0 bcf, respectively. Actual oil production in 2008 was 0.6 million barrels higher than projected. Gas production in 2008 was 13.0 bcf less than projected due to a delay in construction of a third party gas export line, construction delays in start up of another project, and the divestiture of a gas asset in early 2008 (4.4 bcf). In our 2008 reserve report we project 2009 oil production to be 46.1 million barrels and gas production to be 105.0 bcf.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-39

4.	Please reconcile the difference between your worldwide operating expenses, excluding synthetic crude oil, of $10.29 per BOE in 2008, with your future operating expenses reported in the Standardized Measure of $8.71 per BOE.

The difference between worldwide operating expense, excluding synthetic crude oil, of $10.29 per BOE in 2008 and future operating expenses reported in the Standardized Measure of $8.71 per BOE is the result of three new significant natural gas projects that have reported proved reserves at the end of 2008 that were not producing in 2008 or produced for only a very short period in December 2008. These projects’ future operating costs and future production volumes lower the average per BOE amount in the Standardized Measure due to the production mix and production volumes from all projects excluding synthetic crude oil.

5.	We note that your total estimated future development costs of $1.4 billion are nearly the same as you show being spent in 2008 on page F-36. Please tell us how many undeveloped reserves you converted to developed in 2008.

In 2008 Murphy converted 15.4 million barrels of oil and 24.6 bcf of gas from undeveloped reserves to developed reserves. Development costs in 2008 included significant capital expenditures on two oil and two natural gas projects that will come on-stream during 2009. Additional development spending on these projects declines during 2009 and into future periods.

In connection herewith, Murphy Oil Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

May 29, 2009

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

c:    James Murphy—SEC